EXHIBIT 99.1

For Immediate Release

Nexen’s Annual General Meeting and
First Quarter Conference Call – April 25, 2012

Calgary, Alberta, March 30, 2012 – Nexen Inc. (TSX, NYSE: NXY)  will hold its Annual General Meeting of Shareholders on Wednesday, April 25, 2012 at 11:00 am Mountain Time (1:00 pm Eastern Time) at the Hyatt Hotel in Calgary, Alberta.

An archived video of the meeting will be available on our website at www.nexeninc.com two business days after the conclusion of the meeting and will remain on our website for six months.

First Quarter 2012 Earnings Release and Conference Call

Nexen will discuss its 2012 first quarter financial results in a conference call on Wednesday, April 25, 2012 at 7:00 am Mountain Time (9:00 am Eastern Time) following the release of the results at approximately 3:00 am Mountain Time.

Kevin Reinhart, interim President and CEO, and Una Power, Senior Vice President and interim CFO, will discuss the financial and operating results as well as Nexen’s business strategy and future expectations.

Conference Call Details:

Date: Wednesday, April 25, 2012
Time: 7:00 am Mountain Time (9:00 am Eastern Time)

To listen to the conference call, please call one of the following:

(647) 427-7450 (Toronto)
(888) 231-8192 (North American toll-free)
(800) 051-7107 (UK toll-free)

We invite you to visit our website at www.nexeninc.com to listen to a live webcast of the conference call. The webcast will be archived under the Investors section of our website.

A replay of the call will be available for two weeks starting at 10:00 am Mountain Time, April 25, by calling (416) 849-0833 (Toronto) or (855) 859-2056 (toll-free) and entering the passcode 66037475.

Nexen Inc. is an independent, Canadian-based global energy company, listed on the Toronto and New York stock exchanges under the symbol NXY. We are focused on three growth strategies: oil sands and shale gas in Western Canada and conventional exploration and development primarily in the North Sea, offshore West Africa and deepwater Gulf of Mexico. We add value for shareholders through successful full-cycle oil and gas exploration and development, and leadership in ethics, integrity, governance and environmental stewardship.

For further information, please contact:

Kim Woima, CA
Manager, Investor Relations
(403) 699-5821

801 – 7th Ave SW
Calgary, Alberta, Canada T2P 3P7
www.nexeninc.com